UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPRIUS TECHNOLOGIES, INC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

PRIVATE WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Dr. Kang Sun

Chief Executive Officer

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Telephone: (800) 425-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Michael J. Danaher

Mark B. Baudler

Austin D. March

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Amprius Technologies, Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each holder of the Company’s outstanding private placement warrants (the “Private Warrants”) to purchase up to 15,900,000 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $11.50 per share, to receive 0.197 shares of Common Stock in exchange for every outstanding Private Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated June 24, 2024 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Prospectus/Offer to Exchange under “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company (issuer) and filing person (offeror) is Amprius Technologies, Inc. The address and telephone number of its principal executive offices are 1180 Page Avenue, Fremont, California 94538, telephone (800) 425-8803.

(b) As of June 18, 2024, the Company had 15,900,000 outstanding Private Warrants.

(c) The Private Warrants are not publicly traded. The information set forth in the Prospectus/Offer to Exchange under “The Offer—Market Information and Related Stockholder Matters” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538, telephone (800) 425-8803. The following persons are executive officers and directors of the Company:

Name	Position at the Company
Kathleen Ann Bayless	Director
Jonathan Bornstein	President of Amprius Lab
Dr. Steven Chu	Director
Donald R. Dixon	Chairman
Mary Gustanski	Director
Dr. Wen Hsieh	Director
Justin Mirro	Director
Dr. C. Ionel Stefan	Chief Technology Officer
Dr. Kang Sun	President, Chief Executive Officer and Director
Sandra Wallach	Chief Financial Officer

Amprius, Inc. (“Amprius Holdings”) holds a majority of the Common Stock. As such, Amprius Holdings may be deemed to control the Company. Based on the information reported on Amprius Holdings’ Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2022, as amended on May 12, 2023, the following persons are executive officers and directors of Amprius Holdings:

Name	Position at Amprius Holdings
Dr. Steven Chu	Director
Dr. Yi Cui	Director
Donald R. Dixon	Director
Dr. Wen Hsieh	Director
Alan Salzman	Director
Dr. Kang Sun	President, Chief Executive Officer and Director

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Prospectus/Offer to Exchange under “Summary” and “The Offer” is incorporated herein by reference.

(b) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)–(b) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference. The information set forth under “Related Person Transactions” in our definitive proxy statement on Schedule 14A, filed with the SEC on April 25, 2024 (the “Proxy Statement”), is also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)–(c) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Background and Purpose of the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Transactions and Agreements Concerning Our Securities” is incorporated by reference herein.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) The consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 28, 2024 (the “Annual Report”), and the unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2024 and 2023 included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended for March 31, 2024 filed with the SEC on May 9, 2024 (the “Quarterly Report”) are each incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO are available for inspection and copying from the SEC’s website at www.sec.gov.

On March 31, 2024, the Company’s book value per share was $0.65, which is the date as of the most recent balance sheet incorporated herein by reference.

Set forth below are summary consolidated statements of operations data and summary consolidated balance sheet data presented as of and for the years ended December 31, 2023 and 2022, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the notes thereto included in the Annual Report, and summary consolidated statements of operations data for the fiscal first quarterly periods ended March 31, 2024 and 2023 and summary consolidated balance sheet data as of March 31, 2024, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the notes thereto included in the Quarterly Report, each of which is incorporated herein by reference as set forth above.

Consolidated Statements of Operations Data

	Three months ended March 31,		Year ended December 31,
(In thousands, except per share data)	2024	2023	2023	2022
Revenue	$2,336	$679	$9,053	$4,409
Cost of revenue	6,781	4,196	23,729	10,063

Gross loss	(4,445)	(3,517)	(14,676)	(5,654)
Operating expenses	5,874	6,234	24,033	12,387

Loss from operations	(10,319)	(9,751)	(38,709)	(18,041)
Other income, net	433	649	1,933	709

Net loss	$(9,886)	$(9,102)	$(36,776)	$(17,332)

Net loss per share of common stock, basic and diluted	$(0.11)	$(0.11)	$(0.43)	$(0.24)

Consolidated Balance Sheet Data

(In thousands)	March 31, 2024	December 31, 2023	December 31, 2022
Total current assets	$45,623	$50,522	$75,173
Total non-current assets	$59,064	$57,214	$7,998
Total current liabilities	$9,762	$13,457	$6,917
Total non-current liabilities	$34,990	$34,479	$3,221
Stockholders’ equity	$59,935	$59,800	$73,033

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Agreements, Regulatory Requirements and Legal Proceedings” and in the section of the Proxy Statement under “Related Person Transactions” is incorporated herein by reference.

(a)(2) The information set forth in the Prospectus/Offer to Exchange under “The Offer—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) None.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

(1)(B) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

(4)(A) Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(b)	Not applicable.

(d)	(1) Warrant Agreement, dated as of March 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2022 (File No. 001-41314)).

(2) First Amendment to Warrant Agreement, dated as of May 13, 2024, by and between the Company and Continental Transfer & Trust Company (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the SEC on May 13, 2024 (File No. 005-93595)).

(3) Business Combination Agreement, dated as of May 11, 2022, by and among the Company, Kensington Capital Acquisition Corp. IV and Kensington Capital Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2022 (File No. 001-41314)).

(4) Warrant Agreement, dated as of September 14, 2022, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(5) Registration Rights Agreement, dated September 14, 2022, by and among the Company, Amprius Holdings and the Original Holder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(6) Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 10, 2022 (File No. 333-265740)).

(7) Confirmatory Employment Letter with Dr. Kang Sun (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(8) Confirmatory Employment Letter with Sandra Wallach (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(9) Amended and Restated Confirmatory Employment Letter with Jonathan Bornstein (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(10) Amended and Restated Confirmatory Employment Letter with Dr. Constantin Ionel Stefan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(11) Amprius Technologies, Inc. 2022 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(12) Amprius Technologies, Inc. Outside Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(13) Amprius Technologies, Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(14) Amprius Technologies, Inc. 2016 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(15) At Market Issuance Sales Agreement, dated October 2, 2023, by and among the Company, B. Riley Securities, Inc., Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 filed with the SEC on October 2, 2023 (File No. 333-278434)).

(16) Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2022 (File No. 001-41314)).

(17) Waiver Agreement, dated May 13, 2024, by and between the Company and Justin Mirro (incorporated by reference to Exhibit (d)(17) to the Tender Offer Statement on Schedule TO filed with the SEC on May 13, 2024 (File No. 005-93595)).

(18) Tender and Support Agreement, dated June 24, 2024, by and among the Company, Justin Mirro and Kensington Capital Partners, LLC (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

	(g)	None.

	(h)	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

107		Filing Fee Table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024	AMPRIUS TECHNOLOGIES, INC.

	By:	/s/ Kang Sun
	Name:	Dr. Kang Sun
	Title:	Chief Executive Officer